August 14, 2019

Ryan Sutcliffe

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Sutcliffe:

On June 21, 2019, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, Mercator International Opportunity Fund (the “Fund”) filed post-effective amendment No. 28 to the Trust’s registration statement. The amendment was filed pursuant to rule 485(a)(1) under the Securities Act of 1933 to add a new share class to the Fund. On August 1, 2019, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

PROSPECTUS

General

1.

Comment. Please review and revise, if necessary, the table of contents.

Response.  The Registrant has made the requested revisions.

Fees and Expenses

2.

Comment. Given the size of the “other expenses” category, please disclose what fees/expenses comprise the category. Also, please explain how the amount of “other expenses” increased from 1.00% in the Fund’s prospectus dated April 1, 2018 to the current amount. In accordance with Form N-1A Item 3, Instruction 3(d)(ii), if there have been any changes that would materially affect the information disclosed in the fee table, please restate the expense information using the current fees as if they had been in effect during the previous year and add a footnote to the fee table disclosing that the expense information in the table has been restated to reflect the current fees.

Response.  The Other Expenses listed on the April 1, 2018 prospectus were estimated for the Fund’s initial fiscal period. The Other Expenses listed in the prospectus filed on June 21, 2019 reflect the actual Other Expenses derived from the Fund’s annual report for the period ended December 31, 2018.

Principal Investment Strategies

3.

Comment. Please note that the Staff interprets the use of “primarily” in the disclosure “The Fund invests primarily in …” to mean that the Fund invests more than 50% in companies domiciled in developed countries outside of the United States. Please reconcile this disclosure with the disclosure “The Fund will invest at least 40% …”).

                       Response. The disclosure has been revised as follows (added text is underlined and deleted text is struck):

The Fund seeks to invest in stocks of companies that it believes have the potential for growth~~. The Fund will invest at least 40% of its assets in securities of companies domiciled outside the United States~~, which the Fund defines as securities listed primarily on exchanges outside the United States.

Principal Investment Risks

4.

Comment. Please re-order the principal risks such that the greatest risk to the Fund’s net asset value, yield, and return is presented first. The remaining risks can be presented in alphabetical order.

Response. The Registrant respectfully declines.

5.

Comment. Please disclose the percentage of the Fund’s assets that are invested in micro-capitalization companies. If the amount invested is greater than 6% but less than 10%, please consider adding a more robust risk disclosure. If the amount invested is greater than 10%, please add the appropriate risk disclosures.

Response.  As of August 1, 2019, the Fund invests approximately 1.00% of Fund assets in micro-cap companies. Accordingly, the Adviser does not intend to invest in micro-cap companies as a principal investment strategy. The Registrant declines to revise the Fund’s current risk disclosure.

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

6.

Comment. Please revise for clarity the following disclosure “A holding period of two year or more should … these securities may be held by the Fund for a period of two years or more.”

Response. The disclosure has been revised as follows (added text is underlined and deleted text is struck):

A holding period of two years of more should be expected when the portfolio manager has a strong conviction in a specific company. ~~Because the Fund is seeking long term appreciation, these securities may be held by the Fund for a period of two years or more.~~

Portfolio Manager

7.

Comment. Please revise the Portfolio Manager disclosure to comply with Form N-1A Item 10(a)(2).

Response. The Registrant has made the requested revision as follows (added text is underlined):

Mr. Herve van Caloen as served as portfolio manager of Mercator since its creation in 2018. Prior to founding Mercator, he served as the Head of International Research and portfolio manager for Belpointe Asset Management, LLC from 2012 to 2018.

Taxes

8.

Comment. Please revise your Item 11 disclosure to describe the tax consequences of exchanging the Fund’s shares. Also, please disclose if applicable, that the Fund intends to make distributions that may be taxed as ordinary income and capital gains which may be taxable at different rates depending on the length of time the Fund holds it assets.

Response. The Registrant had made the requested revisions as follows (added text is underlined):

In general, selling or exchanging shares of the Fund and receiving distributions (whether reinvested or taken in cash) are taxable events. Depending on the purchase price and the sale price, you may have a gain or a loss on any shares sold. Any tax liabilities generated by your transactions or by receiving distributions are your responsibility. The Fund intends to distribute substantially all of its net investment income and net capital gains at least annually. Certain distributions may be deemed a return of capital. All distributions will be reinvested in shares of the Fund unless you elect to receive cash. Dividends from net investment income (including any excess of net short-term capital gain over net long-term capital loss) are taxable to investors as ordinary income, while distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss) are generally taxable as long-term capital gain, regardless of your holding period for the shares. Any dividends or capital gain distributions you receive from the Fund will normally be taxable to you when made, regardless of whether you reinvest dividends or capital gain distributions or receive them in cash.

STATEMENT OF ADDITIONAL INFORMATION

9.

Comment. Please consider revising the formatting of the table of contents.

Response. The Registrant has made the requested revision.

10.

Comment. Please disclose, if applicable, the types of investments that the Fund may make while assuming a temporary defensive position.

Response. The Registrant has added the following disclosure:

To respond to adverse market, economic, political or other conditions, the Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments denominated in U.S. dollars.  The Fund may be invested solely in these instruments for extended periods, depending on the Adviser's assessment of market conditions. These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements. While the Fund is in a defensive position, the opportunity to achieve its investment objective will be limited. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro- rata portion of such money market funds’ advisory fees and operational fees. The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Additional Information About the Fund’s Investments

11.

Comment. Please revise the Certificates of Deposit and Bankers’ Acceptance disclosure to include the appropriate risks.

Response. The Registrant has made the requested revision as follows:

The interest rate on these instruments may be increased or decreased periodically. Variable rate certificates of deposit normally carry a higher interest rate than fixed rate certificates of deposit with shorter maturities, because the bank issuing the variable rate certificate of deposit pays the investor a premium as the bank has the use of the investors' money for a longer period of time. Variable rate certificates of deposit can be sold in the secondary market. Certificates of deposit generally have penalties for early withdrawal, but can be sold to third parties subject to the same risks as other debt securities.

12.

Comment. Please revise the Commercial Paper disclosure to include the risk of non-payment associated with investments in Master Notes.

Response.  The Registrant has made the requested revision as follows (added text is underlined):

Since these obligations typically provide that the interest rate is tied to the Treasury bill auction rate, the rate on Master Notes is subject to change. Adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the borrower to meet its financial commitment on the Master Note. Repayment of Master Notes to participating accounts depends on the ability of the borrower to pay the accrued interest and principal of the obligation on demand which is continuously monitored by the advisor.  Master Notes typically are not rated by credit rating agencies. The Fund is exposed to interest rate risk relating to changes in a Master Notes’ value as a result of the change in interest rates. The value of Master Notes increases when interest rates fall and decrease when interest rates risk.

13.

Comment. Please revise the Convertible Securities disclosure to explain the risk associated with rising interest rates.

Response.  The Registrant has made the requested revision as follows (added text is underlined):

Convertible securities may be less sensitive to interest rate changes than non-convertible bonds as a result of convertible securities’ convertibility and “put” features. Interest rate risk is generally greater for longer-term bonds and convertible securities whose underlying stock price has fallen significantly below the conversion price.

14.

Comment. Please revise the Futures Contracts disclosure to explain the risks associated with futures contracts.

Response. The Registrant has made the requested revision as follows (added text is underlined):

Futures contracts have a high degree of price variability and are subject to occasional rapid and substantial changes. There is an imperfect correlation between the change in market value of the futures contracts and the market value of the underlying instrument or reference assets with respect to such contracts. Futures contracts pose the risk of a possible lack of a liquid secondary market, resulting in the potential inability to close a futures contract when desired. Futures contracts are also subject to risks related to possible market disruptions or other extraordinary events, including but not limited to, governmental intervention, and potentially unlimited losses caused by unanticipated market movements. Futures contracts are subject to the possibility that the counterparties to the contracts will default in the performance of their obligations. If the Fund has insufficient cash, it may either have to sell securities from its portfolio to meet daily variation margin requirements with respect to its futures contracts, or close certain positions at a time when it may be disadvantageous to do so. The successful use of futures contracts draws upon the Adviser’s skill and experience with respect to such instruments and is subject to special risk considerations.

Management of the Fund

15.

Comment. Please revise the Interested Trustee Table to disclose Mr. Skidmore’s term of office as a Trustee and President of the Trust.

Response. The Registrant has made the requested disclosure as follows (added text is underlined):

Name, Address[3] and Year of Birth	Position(s) Held with the Fund	Term of Office4/ Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex [2] Overseen by Trustee	Other Directorships Held by Trustee During Past 5 Years
Brandon E. Lacoff, Esq.[1] Year of Birth: 1974	Trustee	Indefinite/ since November 2017	Managing Director of Belpointe Group of Companies since 2004 and Member of Board of Belpointe Asset Management, LLC	8	None
Gregory Skidmore[1] Year of Birth: 1976	Trustee and President	Indefinite/ since November 2017	President, Belpointe Asset Management, LLC since 2007.	8	N/A
Brandon Pokersnik Year of Birth: 1978	Secretary and Chief Compliance Officer	Since November 2017	Accountant, Mutual Shareholder Services, LLC, since 2008; Attorney Mutual Shareholder Services, LLC, since June 2016; Owner/President, Empirical Administration, LLC, since September 2012.	N/A	N/A
Adam Snitkoff Year of Birth: 1965	Treasurer	Since November 2017	Tax Attorney (self-employed), since 2012	N/A	N/A

1Brandon E. Lacoff and Gregory Skidmore, are considered “Interested” Trustees as defined in the 1940 Act, because of their ownership interest in Belpointe Asset Management, LLC. Belpointe Asset Management, LLC is the investment adviser to Tactical Income ETF, an unaffiliated series of the Trust.

2 The “Fund Complex” consists of the Collaborative Investment Series Trust.

3 The address for each Trustee and Officer listed is 8000 Town Centre Drive, Suite 400, Broadview Heights, OH 44147.

4 The term of office for each Trustee is indefinite and Officers of the Trust are elected on a yearly basis.

16.

Comment. Please revise the Interested Trustee and Officer table to disclose clarify Mr. Pokersnik’s and Mr. Snitkoff’s term of office.

Response.  Please see the Registrant’s response to comment 15.

17.

Comment. Please disclose the number of audit committee meetings that were held during the last fiscal year?

Response. The Registrant has made the requested revision (added text is underlined):

The Trust’s audit committee consists of the Independent Trustees. The audit committee is responsible for (i) overseeing the accounting and financial reporting policies and practices of the Fund, their internal controls and, as appropriate, the internal controls of certain service providers; (ii) overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of the financial statements; and (iii) acting as a liaison between the Fund’s independent auditors and the full Board of Trustees. The Audit committee met four times during the fiscal period ended December 31, 2018.

Distribution Plan

18.

Comment. Please disclose a list of the principal types of activities for which payments will be made under the Fund’s Distribution Plan.

Response. The Registrant notes that principal types of activities related to distribution of shares are provided in the second paragraph under the Distribution Plan heading.

19.

Comment. Please disclose whether the Fund participates in any joint-distribution activities with any other series of the Trust. If the Fund does participate in joint distribution, please disclose that the Fund’s 12b-1 fees may be used to finance distribution of the shares of another series.

Response. The Registrant affirms that the Fund does not participate in any joint-distribution activities.

20.

Comment. Please revise Fund’s Statement of Additional Information to disclose the Fund’s principal underwriter. If the Fund participates in any securities lending, please provide the required Item 19(i) disclosures.

Response. The Registrant affirms that it does not participate in any securities lending and has made the requested revision as follows (added text is underlined):

The Trust selected Arbor Court Capital, LLC, located at 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147 as the Funds distributor. The Distributor serves as the principal underwriter and national distributor for the shares of the Fund pursuant to an underwriting agreement with the Trust (the “Underwriting Agreement”). The Distributor is registered as broker-dealer under the Securities and Exchange Act of 1934 and each state’s securities laws and is a member of FINRA. The offering of the Funds’ shares are continuous. The Underwriting Agreement provides that the Distributor, as agent in connection with the distribution of the Fund’s shares, will use reasonable efforts to facilitate the sale of the Fund’s shares.

The Underwriting Agreement provides that, unless sooner terminated, it will continue in effect for two years initially and thereafter shall continue year to year, subject to annual approval by (a) the Board or a vote of the majority of the outstanding shares, and (b) by a majority of Trustees who are not interested persons of the Trust or of the Distributor by vote cast in person at a meeting called for the purpose of voting on such approval.

The Underwriting Agreement may be terminated by the Funds at any time, without the payment of any penalty, by a vote of a majority of the entire Board or by a vote of a majority of the outstanding shares of the Funds on 60 days’ written notice to the Distributor, or by the Distributor at any time, without any payment of any penalty, on 60 days’ written notice to the Fund. The Underwriting Agreement will automatically terminate in the event of its assignment.

Underwriters

21.

Comment. Please disclose whether the Fund’s offering is continuous.

Response. The Registrant has made the requested revision as follows (added text is underlined):

The Trust selected Arbor Court Capital, LLC, located at 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio 44147 as the Funds distributor. The Distributor serves as the principal underwriter and national distributor for the shares of the Fund pursuant to an underwriting agreement with the Trust (the “Underwriting Agreement”). The Distributor is registered as broker-dealer under the Securities and Exchange Act of 1934 and each state’s securities laws and is a member of FINRA. The offering of the Funds’ shares are continuous. The Underwriting Agreement provides that the Distributor, as agent in connection with the distribution of the Fund’s shares, will use reasonable efforts to facilitate the sale of the Fund’s shares.

Other Service Providers

22.

Comment. Please disclose the amount of compensation that the Fund paid its Administrator, Collaborative Fund Services, LLC, over the last fiscal year.

Response.  The Registrant has made the requested disclosure as follows (added text is underlined and deleted text is struck):

Collaborative Fund Services, LLC (“CFS”), located at 125 Greenwich Avenue, Greenwich, CT 06830, serves as the Fund’s Administrator and provides compliance services to the Fund.  CFS will be paid an annual fee of 0.35% of the Fund’s average daily net assets as of June 1, 2019.

Prior to June 1, 2019, ~~CFS contracted with~~ Empirical Administration, LLC (“Empirical”), located at 8000 Town Centre Drive, Suite 400, Broadview Heights, Ohio, 44147, ~~to assist~~ served as the ~~with~~ Fund’s ~~administration~~ administrator and assisted with compliance matters ~~and compliance services~~. Empirical ~~is~~ was paid $500 a month for its administration services and $500 per month for its compliance services. For the fiscal period ended December 31, 2018, the Fund paid Empirical $9,000.

Tax Consequences

23.

Comment. Please revise the “Tax Loss Carryforward” section by removing refences to the Regulated Investment Company Modernization Act of 2010.

Response. The Registrant has made the requested revision.

* * * * *

If you have any questions or additional comments, please call Brian Doyle-Wenger at (614) 469-3294 or the undersigned at (614) 469-3353.

Sincerely,

/s/Andrew Davalla
Andrew Davalla